EXHIBIT (a)(6)

FORM OF REMINDER OF EXPIRATION DATE (via E-Mail or Telephone call)

REMINDER

DEADLINE: 5:00 P.M. (Eastern) December 7, 2006

To all Option Holders Eligible to Participate in the Offer to Exchange Eligible Options for New Options:

The Offer to Exchange your Eligible Option for a New Option will expire at 5:00 p.m. (Eastern time) on December 7, 2006, unless we extend the Offer.

If you decide to accept the Offer with respect to your Eligible Option, you must submit your Letter of Transmittal in accordance with the instructions attached to that document. The submission must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems.

If you do not accept the Offer, we believe that you will be subject to adverse tax consequences under Section 409A if you were a U.S. taxpayer in 2005.  You will solely be responsible for any taxes, penalties or interest payable under Section 409A.

[This reminder is being distributed to all employees eligible to participate in the Offer. Accordingly you are receiving this notice even if you have previously submitted your Letter of Transmittal.]

Please contact the Equity Administration Group at 631-342-2577 if you need another copy of your personalized Letter of Transmittal that was e-mailed to you on or around November 7, 2006.